Exhibit 99.1

April 16, 2021

Ferguson plc

Non-Executive Director appointment

Ferguson plc announces the appointment of Kelly Baker to the Board as a Non-Executive Director effective May 1, 2021.

Kelly, a US citizen, has extensive human resources (“HR”) and operational experience having led the people, organizational and cultural development across a number of US based, global public companies. Kelly is currently Executive Vice President (“EVP”), Chief Human Resources Officer (“CHRO”) of Pentair plc (NYSE: PNR), a leading manufacturer of water products, a role she has held since December 2017. Prior to this, Kelly was EVP, CHRO at Patterson Companies Inc. (NASDAQ: PDCO), a value-added distributor serving dental and animal health markets between February 2016 and November 2017. Previously, Kelly spent over 20 years with General Mills Inc. (NYSE: GIS), the global food manufacturer, in a variety of roles including Vice President (“VP”) of HR US Retail and Marketing, VP of HR Corporate Groups and VP of Diversity and Inclusion.

Geoff Drabble, Chairman of Ferguson plc, commented:

“I am delighted to welcome Kelly to the Ferguson Board. She is a seasoned HR professional having worked at numerous US publicly-listed businesses and brings wide-ranging international business and functional experience. We look forward to her valuable insight and specialist skills and I am confident she’ll make a significant contribution to the Ferguson Board.”

With respect to Kelly Baker there is no further information required to be disclosed pursuant to paragraph 9.6.13R of the Listing Rules. The Company will confirm Kelly’s Board Committee membership details in due course.

Notes to editors:

For further information please contact

Ferguson plc
Bill Brundage, Group Chief Financial Officer	Tel:	+1 757 223 6092
Mark Fearon, Director of Corporate Communications and IR	Mobile:	+44 (0) 7711 875070

Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick) Jonathan Doorley (Brunswick)	Tel: Tel:	+44 (0) 20 7404 5959 +1 (917) 459 0419

About Ferguson

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors principally operating in North America. Revenue for the year ended July 31, 2020 was $19.9 billion and underlying trading profit was $1.6 billion. Ferguson’s ordinary shares are listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the Company is a member of the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.